UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 1st, 2026

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Disclosure of Transactions in Own Shares (May 5, 2026).

Exhibit 99.2	TotalEnergies Develops Pangea 5, a Next-Generation Supercomputer That Will Increase its Computing Power Sixfold (May 6, 2026).

Exhibit 99.3	Ordinary and Extraordinary Shareholders’ Meeting on May 29, 2026 Conditions of availability of the preparatory documents (May 6, 2026).

Exhibit 99.4	Syria: TotalEnergies signs a Cooperation Agreement on offshore exploration (May 12, 2026).

Exhibit 99.5	Disclosure of Transactions in Own Shares (May 12, 2026).

Exhibit 99.6	Egypt: TotalEnergies and EGAS sign a Cooperation Agreement on offshore exploration (May 13, 2026).

Exhibit 99.7	Disclosure of Transactions in Own Shares (May 19, 2026).

Exhibit 99.8	Capital increase reserved for employees of TotalEnergies in 2026 (May 22, 2026).

Exhibit 99.9	Disclosure of Transactions in Own Shares (May 27, 2026).

Exhibit 99.10	France: TotalEnergies Files for Authorization of Its Giant Centre Manche Énergies Offshore Wind Project (May 28, 2026).

Exhibit 99.11	Ordinary and Extraordinary Shareholders’ Meeting on May 29, 2026 (May 29, 2026).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: June 1st, 2026	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer